The information in this preliminary prospectus supplement is not complete and may be changed. The registration statement relating to these securities is effective. Neither this preliminary prospectus supplement nor the accompanying prospectus is an offer to sell these securities and neither is soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 13, 2004

FILED PURSUANT TO

RULE 424 (B) (5)

REGISTRATION NO: 333-115761

Preliminary Prospectus Supplement

(To Prospectus dated June 10, 2004)

850,000 shares

Common Stock

We are offering 850,000 shares of our common stock.

Our common stock is traded on the Nasdaq National Market under the symbol “ALAB.” On July 12, 2004, the last reported sale price of our common stock was $54.30 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-9 of this prospectus supplement and page 3 of the accompanying prospectus before you make your investment decision.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Alabama National BanCorporation, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 127,500 additional shares of our common stock on the same terms as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, Bank Insurance Fund, Savings Association Insurance Fund or any other governmental agency.

The underwriters are offering the shares of our common stock as described in the “Underwriting” section of this prospectus supplement. Delivery of the shares will be made on or about                      , 2004.

Keefe, Bruyette & Woods Raymond James

The date of this prospectus supplement is                      , 2004

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a shelf registration process. Under this shelf registration process, we may offer from time to time shares of common stock. In the accompanying prospectus, we provide you with a general description of the common stock we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should consider before investing. This prospectus supplement may add, update and change information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Information Incorporated By Reference” on page 15 of the accompanying prospectus before investing in our common stock. The information incorporated by reference in the accompanying prospectus under “Information Incorporated by Reference” on page 15 shall be deemed to be incorporated by reference in this prospectus supplement. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in the accompanying prospectus, on the other hand, the information contained in this prospectus supplement shall control.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the respective dates of those documents.

Unless the context otherwise requires, the terms “we,” “our,” “us,” “the company,” “ANB” and “Alabama National” refer to Alabama National BanCorporation and its subsidiaries.

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. To understand this offering fully, you should carefully read this entire prospectus supplement, including the “Risk Factors” section, the accompanying prospectus and the documents incorporated by reference herein and therein.

Alabama National BanCorporation

Alabama National is a bank holding company headquartered in Birmingham, Alabama. We operate 83 banking offices through 14 wholly-owned banking subsidiaries located in Alabama, Florida and Georgia. Through our banks, we offer a wide range of lending services, including real estate, consumer and commercial loans, to individuals, small businesses and other organizations that are located in or conduct a substantial portion of their business in our markets. We complement our lending operations with a full array of retail deposit products and fee-based services to support our clients. Through one of our banking subsidiaries, we operate an investment services department devoted primarily to handling correspondent banks’ investment needs, including sales of securities, asset/liability consulting, safekeeping and bond accounting. In addition, we are the parent company of a licensed self-clearing broker-dealer, NBC Securities, Inc., a full service independent property and casualty insurance agency, ANB Insurance Services, Inc., and a receivables factoring company, Corporate Billing, Inc.

We were organized as a bank holding company in December 1986 and completed our initial public offering of common stock in November 1994. Substantially all of our current management team has been in place since December 1995, when Alabama National merged with the parent company of National Bank of Commerce of Birmingham, which is our largest banking subsidiary.

At March 31, 2004, Alabama National had total assets of approximately $4.9 billion, total deposits of approximately $3.5 billion, total net loans of approximately $3.1 billion and total shareholders’ equity of approximately $426.4 million. Additional information about Alabama National is included in documents incorporated by reference in this prospectus supplement and in the accompanying prospectus. See “Where You Can Find More Information” on page 14 and “Information Incorporated by Reference” on page 15 of the accompanying prospectus.

Market Areas and Growth Strategy

We currently conduct business through 43 locations in Alabama, 32 locations in Florida and 8 locations in Georgia. According to 2004 data from the U.S. Census Bureau, the projected population growth in our markets from 2004 to 2009 is expected to be 7.65% versus a U.S. average of 5.25%. In addition, approximately 99% of our deposits are in metropolitan statistical areas, or MSAs.

In Alabama, we focus our operations in three principal market areas: north Alabama (Decatur-Huntsville market); the metropolitan Birmingham area and east central Alabama; and Baldwin County (located between Mobile, Alabama and Pensacola, Florida on the Gulf Coast).

In Florida, we focus our operations in six principal market areas: Pensacola (located in the Florida panhandle); the Gainesville metropolitan area; the Orlando metropolitan area; the coastal Atlantic counties of Indian River and Brevard (including the Port St. Lucie metropolitan area); the Palm Coast / Ormond Beach region; and the Naples metropolitan area.

In Georgia, we focus our operations in the greater-Atlanta counties of Cobb, Douglas and Paulding.

We intend to pursue expansion into attractive, high growth markets in Florida, Georgia and Alabama through acquisitions of community banks and branch locations and through bank expansions. Since December 1995, we have successfully integrated ten bank acquisitions (not including Coquina Bank, which we acquired on July 9, 2004) and two separate branch acquisitions. We focus our acquisition strategy on high quality community banks with proven management teams that view Alabama National as a partner, rather than as an exit strategy. Our strategy is to maintain the management team of each acquired bank, allowing it to retain its local entrepreneurial identity and decision making, while simultaneously creating efficiencies in the administrative and back office operations of the bank.

In addition to our strategy of expansion through combinations with other banks or thrifts, we intend to continue to expand organically where possible by growing our existing banks in their respective market areas and nearby attractive markets. Our decentralized community banking strategy allows our banks to effectively compete with our larger competitors by providing superior customer service with localized decision making capabilities.

We intend to achieve our primary goal of maximizing long term returns to stockholders by focusing on the following objectives:

•	Continue expansion into high growth, metropolitan markets in Florida and Georgia where we believe we have a competitive advantage and an opportunity for growth;

•	Continue our primary focus on commercial and retail customers in our existing market areas with the goal of providing superior customer service and maintaining strong asset quality;

•	Maintain local decision making and accountability at our subsidiary banks;

•	Expand our financial products and services to meet the needs of our customers and to increase our fee income; and

•	Ensure management’s interests are aligned with stockholders.

Recent Developments

Second Quarter 2004 Results

On July 13, 2004, we issued a press release reporting our earnings for the second quarter and first six months of 2004. For the quarter, we reported earnings of approximately $13.2 million, up 30.3% from the 2003 second quarter. Diluted earnings per share of $0.84 were up 5.1% from the same quarter a year ago. Our second quarter 2004 return on average equity was 12.55% and our return on average assets was 1.09%, compared to second quarter 2003 ratios of 16.51% and 1.15%, respectively. Average equity and average assets were both higher in the second quarter of 2004 than in the second quarter of 2003 due to an increase in intangible assets of approximately $100.4 million associated with the recently completed Cypress Bank and Indian River National Bank acquisitions. Second quarter 2004 return on average tangible equity and return on average tangible assets were 18.52% and 1.13%, respectively.

Year-to-date earnings at June 30, 2004 were approximately $24.6 million, an increase of 24.7% over the approximately $19.7 million in earnings reported for the same period in 2003. Diluted earnings per share for the first six months of 2004 were $1.64, up 5.8% from $1.55 for the first six months of 2003.

Total assets at quarter end of approximately $4.939 billion were up 26.9% from approximately $3.892 billion at June 30, 2003. Total loans at quarter end of approximately $3.197 billion were up 31.6% from approximately $2.429 billion at June 30, 2003. Deposits grew 31.3% to approximately $3.615 billion at June 30, 2004, compared to approximately $2.754 billion at June 30, 2003. Contributing to these increases are an aggregate of approximately $781.3 million of assets, approximately $363.8 million of loans and approximately $548.9 million of deposits which we acquired in connection with our acquisition of Indian River National Bank and Cypress Bank in the first quarter of 2004. Our stockholders’ equity for the second quarter was approximately $423.7 million, or $27.48 per share, and tangible book value per share was $18.63.

During the second quarter, we recognized $186,000 in net charge-offs, representing 0.02% of average loans on an annualized basis. Our second quarter 2004 provision expense for loan losses totaled $1.3 million. Quarter-

end nonperforming assets were 0.32% of quarter-end loans and other real estate. The allowance for loan losses covered nonperforming loans by 523%.

Certain of the information set forth above concerning our earnings for the second quarter and first six months of 2004 contains financial information determined by methods other than in accordance with generally accepted accounting principles (“GAAP”). Please see “GAAP Reconciliation and Management Explanation” below for a reconciliation of the differences between each of these non-GAAP financial measures and the most directly comparable GAAP measure, as well as management’s explanation of the reasons why the non-GAAP measures are useful to investors in our common stock.

Acquisition of Coquina Bank

Effective July 9, 2004, we acquired Coquina Bank, a Florida state chartered bank headquartered in Ormond Beach, Florida, with approximately $114 million in total assets as of June 30, 2004. Pursuant to the terms of the acquisition, the stockholders of Coquina Bank received an aggregate of approximately 543,681 shares of our common stock and an aggregate of approximately $1.98 million in cash consideration, and Coquina Bank became our wholly-owned subsidiary. The Coquina Bank acquisition was accounted for as a purchase. We anticipate that on or about August 19, 2004, Coquina Bank will be merged with Cypress Bank, another wholly-owned subsidiary, with headquarters in Palm Coast, Florida. The combined bank will operate under the name “Cypress & Coquina Bank.”

Corporate Information

Our headquarters are located at 1927 First Avenue North, Birmingham, Alabama 35203, and our telephone number is (205) 583-3600. We maintain a website at http://www.alabamanational.com. Information on the website is not incorporated by reference and is not a part of this prospectus supplement or the accompanying prospectus.

GAAP Reconciliation and Management Explanation

The information set forth above concerning our earnings for the second quarter of 2004 contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “return on average tangible equity,” “return on average tangible assets” and “tangible book value per share.” Alabama National’s management uses these non-GAAP measures in its analysis of the company’s performance.

•	“Return on average tangible equity” is defined as annualized earnings for the period divided by average equity reduced by average goodwill and other intangible assets. “Return on average tangible assets” is defined as annualized earnings for the period divided by average assets reduced by average goodwill and other intangible assets. Alabama National’s management includes these measures because it believes that they are important when measuring the company’s performance exclusive of the effects of goodwill and other intangibles recorded in recent acquisitions, and these measures are used by many investors as part of their analysis of the company’s performance.

•	“Tangible book value per share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. This measure is important to many investors in the marketplace that are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of the company. For companies such as Alabama National that have engaged in multiple business combinations, purchase accounting requires the recording of significant amounts of goodwill related to such transactions.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following Reconciliation Table provides a more detailed analysis of these non-GAAP performance measures.

Reconciliation Table

	Three Months Ended June 30,		Six Months Ended June 30,
	(unaudited)		(unaudited)
	2004	2003	2004	2003
	(amounts in thousands, except percentages and per share data)
Book value	$423,670	$268,916	$423,670	$268,916
Intangible assets	(136,429)	(36,778)	(136,429)	(36,778)
Tangible book value	$287,241	$232,138	$287,241	$232,138

Book value per common share	$27.48	$21.02	$27.48	$21.02
Effect of intangible assets per share	(8.85)	(2.88)	(8.85)	(2.88)
Tangible book value per share	$18.63	$18.14	$18.63	$18.14

Average assets	$4,865,953	$3,551,532	$4,529,926	$3,446,495
Average intangible assets	(136,958)	(22,322)	(105,978)	(21,420)
Average tangible assets	$4,728,995	$3,529,210	$4,423,948	$3,425,075

Return on average assets	1.09%	1.15%	1.09%	1.15%
Effect of average intangible assets	0.04	0.01	0.03	0.01
Return on average tangible assets	1.13%	1.16%	1.12%	1.16%

Average equity	$424,519	$246,990	$385,847	$242,652
Average intangible assets	(136,958)	(22,322)	(105,978)	(21,420)
Average tangible equity	$287,561	$224,668	$279,869	$221,232

Return on average equity	12.55%	16.51%	12.80%	16.36%
Effect of average intangible assets	5.97	1.64	4.84	1.59
Return on average tangible equity	18.52%	18.15%	17.64%	17.95%

THE OFFERING

Common stock offered by us	850,000 shares (977,500 shares if the underwriters exercise their over-allotment option in full).

Common stock outstanding after this offering (1)	16,269,936 shares (16,397,436 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds

We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, our working capital needs and investments in our subsidiary banks, and to pay down certain short term borrowings. We may also use the net proceeds to finance possible acquisitions.

Dividends

We currently pay a cash dividend of $0.3125 per share of common stock per quarter, or $1.25 on an annualized basis. The payment of dividends in the future will depend upon a number of factors. We cannot give you any assurance that we will continue to pay dividends or that their amount will not be reduced in the future.

Nasdaq National Market Symbol	ALAB

Risk factors

You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page S-9 of this prospectus supplement and page 3 of the accompanying prospectus before investing in our common stock.

(1)	Based on shares outstanding as of June 30, 2004. This does not include an aggregate of (i) 193,855 shares of common stock reserved for issuance in connection with deferred common stock equivalents that have been issued to our officers and directors and to certain officers and directors of our subsidiary banks as of June 30, 2004, or (ii) 341,862 shares of common stock reserved for issuance for outstanding options at June 30, 2004, with a weighted average exercise price of $20.39. If issued, these reserved shares would represent 3.4% of our outstanding shares before this offering and 3.2% of our outstanding shares after giving effect to the sale of 850,000 shares in this offering.

Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus supplement assumes that the underwriters’ over-allotment option will not be exercised. For more information regarding the over-allotment option, see the “Underwriting” section beginning on page S-16 of this prospectus supplement.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below and on page 3 of the accompanying prospectus before making an investment decision. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes incorporated by reference herein and therein. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

We may not be able to maintain our historical growth rate, which may adversely affect our results of operations and financial condition.

We have grown substantially in the past few years from approximately $2.03 billion in total assets at December 31, 1999 (as restated for a 2001 pooling-of-interests transaction) to approximately $4.95 billion in total assets at March 31, 2004. This growth has been achieved through a combination of internal growth and acquisitions. Our future profitability will depend in part on our continued ability to grow. We may not be able to sustain our historical rate of growth or may not be able to grow our business at all in the future. We may also not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for additional acquisitions in the future. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may impede or prohibit our ability to acquire additional bank subsidiaries or open or acquire new branch offices.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed or on favorable terms.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources following this offering will satisfy our capital requirements for the immediate future. We may, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Our directors and executive officers own a significant portion of our common stock.

Our directors and executive officers, as a group, beneficially owned approximately 21.81% of our common stock outstanding as of June 30, 2004. As a result of their beneficial ownership, directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

We make and hold in our loan portfolio a significant number of construction loans, which may pose more credit risk than other types of real estate loans.

We offer residential and commercial construction programs for builders and developers, which constituted 20.3% of our loan portfolio as of March 31, 2004. Builder construction loans are considered more risky than other types of real estate loans. While we believe we have established adequate reserves to cover the credit risk associated with our construction loan portfolio, there can be no assurance that losses will not exceed our reserves, which could adversely affect our earnings.

Risks Related to an Investment in Our Common Stock

We have broad discretion in using the net proceeds of this offering. Our failure to effectively use these proceeds could adversely affect our ability to earn profits.

We intend to use the net proceeds of this offering for general corporate purposes. We have not allocated specific amounts of the net proceeds to specific purposes, and will have significant flexibility in determining our applications of the net proceeds. Our failure to apply these funds effectively could reduce our ability to earn profits.

Future issuances of our common stock may adversely affect our stock price.

Sales of a substantial number of shares of our common stock after this offering, or the perception by the market that those sales could occur, could cause the market price of our common stock to decline or could make it more difficult for us to raise capital through the sale of common stock or use our common stock as currency in acquisitions in the future.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the risk factors disclosed in this prospectus supplement and the accompanying prospectus when evaluating an investment in our common stock. This prospectus supplement and the accompanying prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding expansions through acquisitions or otherwise, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “estimates,” “believes,” “predicts,” “ projects,” “goals,” “objectives,” “future,” “potential,” or “continue” or the negative thereof or other comparable terminology. There can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and our actual results could differ materially from those projected in or implied by the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth above and those described elsewhere in this prospectus supplement or in the accompanying prospectus. All forward-looking statements and reasons why results may differ included in this prospectus supplement are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ. You should refer to our periodic and current reports filed with the Securities and Exchange Commission for specific information which could cause our actual results to be significantly different from those expressed or implied by these forward-looking statements.

USE OF PROCEEDS

Assuming a public offering price of $54.30 (the last reported sale price of our common stock on July 12, 2004), we estimate that our net proceeds from the sale of 850,000 shares of our common stock in this offering will be approximately $43,261,000 after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $49,786,000.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, our working capital needs and investments in our subsidiary banks to support our growth. We also intend to use a portion of the net proceeds of this offering to repay all of the principal and interest outstanding ($7,165,825 as of June 30, 2004) under our $30,000,000 credit facility with an unaffiliated third party bank, which matures on May 31, 2005 and has an interest rate per annum equal to LIBOR plus 0.75%, currently 2.03%. Additionally, we may use a portion of the net proceeds to finance possible acquisitions. Although our growth strategy contemplates future acquisitions, we have no present agreements or definite plans relating to any acquisitions.

Until we designate the use of the net proceeds, we will invest them temporarily in liquid short term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of other securities.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

Our common stock is quoted on the Nasdaq National Market under the symbol “ALAB.” At June 30, 2004, there were 15,419,936 shares of Alabama National’s common stock outstanding. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share for Alabama National on the Nasdaq National Market, and the cash dividends declared per share in each such quarter. Cash dividends are paid by Alabama National in the quarter immediately following the quarter in which they are declared.

	High	Low	Dividends Declared Per Share
2002
First Quarter	$37.00	$31.60	$0.2500
Second Quarter	44.27	35.45	0.2500
Third Quarter	46.46	35.52	0.2500
Fourth Quarter	48.23	39.74	0.2500

2003
First Quarter	$46.00	$40.75	$0.2850
Second Quarter	50.50	40.88	0.2850
Third Quarter	53.69	47.12	0.2850
Fourth Quarter	55.39	47.56	0.2850

2004
First Quarter	$55.52	$50.14	$0.3125
Second Quarter	56.98	50.18	0.3125
Third Quarter (through July 12)	55.99	54.07	—

Dividends are paid at the discretion of our Board of Directors, based on our operating performance and financial position, including our earnings, capital and liquidity. Dividends from our subsidiary banks are our primary source of funds for the payment of dividends to our stockholders, and there are various legal and regulatory limits on the extent to which our subsidiary banks may pay dividends or otherwise supply funds to us. In addition, federal and state regulatory agencies have the authority to prevent us from paying a dividend to our stockholders. Thus, while we intend to continue paying dividends, we can make no assurances that we will be able to or be permitted to do so in the future.

CAPITALIZATION

The following table sets forth our consolidated short-term borrowings, long-term indebtedness and capitalization at March 31, 2004, on an actual basis and as adjusted to give effect to the sale of 850,000 shares of common stock, assuming a public offering price of $54.30 per share (the last reported sale price of our common stock on July 12, 2004) and our receipt of the estimated net proceeds from the sale of the shares. For purposes of this table, our estimated net proceeds will be approximately $43,261,000 after deducting estimated offering expenses and underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised in full, 127,500 additional shares would be sold, resulting in estimated net proceeds of approximately $49,786,000 after deducting estimated offering expenses and underwriting discounts and commissions. The data presented in the table does not include any exercise of the underwriters’ over-allotment option. No other change in our consolidated capitalization since March 31, 2004 is reflected in the table. This table should be read together with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Actual March 31, 2004	As Adjusted
	(Dollars in thousands, except per share data)
Short-term borrowings (1)	$67,743	$61,093
Long-term debt:
Junior subordinated debentures (2)	$53,610	$53,610
FHLB borrowings	331,346	331,346
Capital leases	28	28

Total long-term debt	$384,984	$384,984

Stockholders’ equity: (3)
Common stock, $1 par value; 27,500,000 shares authorized: 15,361,572 issued and outstanding at March 31, 2004 and 16,211,572 issued as adjusted	$15,362	$16,212
Additional paid-in capital	259,820	302,231
Retained earnings	146,147	146,147
Accumulated other comprehensive income, net of tax	5,087	5,087

Total stockholders’ equity	$426,416	$469,677

Total capitalization (4)	$480,026	$523,287

Book value per common share	$27.76	$28.97

Capital Ratios:
Tier 1 leverage ratio	8.17%	9.28%
Tier 1 risk-based capital ratio	9.52%	10.74%
Total risk-based capital ratio	10.72%	11.94%

(1)	Includes a note payable under our credit facility with a third-party commercial bank, with a principal balance outstanding at March 31, 2004 of $6,650,000, and short-term Federal Home Loan Bank borrowings of $61,093,000 at March 31, 2004.

(2)	Consists of debt associated with trust preferred securities.

(3)	As of June 30, 2004, there were 15,419,936 shares of common stock outstanding, and we had (i) 341,862 shares of common stock subject to issuance upon the exercise of currently outstanding options with a weighted average exercise price of $20.39 per share and (ii) 193,855 shares of common stock reserved for issuance in connection with deferred common stock equivalents that have been issued to our officers and directors and to certain officers and directors of our subsidiary banks.

(4)	Includes total stockholders’ equity and junior subordinated debentures.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated financial data as of and for the three month periods ended March 31, 2004 and 2003, and as of and for the years ended December 31, 1999 through December 31, 2003. This data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2003, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. Results for the three-month period ended March 31, 2004, are not necessarily indicative of results on an annualized basis or for any future period.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001 (1)	2000 (1)	1999 (1)
	(amounts in thousands, except ratios and per share data)
Income Statement Data:
Interest income	$49,130	$43,030	$178,631	$178,147	$179,537	$171,222	$133,106
Interest expense	14,460	15,043	57,668	65,313	90,393	90,987	62,307

Net interest income	34,670	27,987	120,963	112,834	89,144	80,235	70,799
Provision for loan and lease losses	1,228	1,091	5,931	7,956	3,946	2,506	2,107

Net interest income after provision for loan and lease losses	33,442	26,896	115,032	104,878	85,198	77,729	68,692
Net securities gains (losses)	—	5	46	35	246	(119)	196
Noninterest income	17,640	18,740	78,258	61,129	48,461	33,466	31,120
Noninterest expense	34,164	31,485	131,864	113,577	92,233	74,111	65,860

Income before income taxes	16,918	14,156	61,472	52,465	41,672	36,965	34,148
Provision for income taxes	5,604	4,625	20,398	16,735	13,232	11,421	10,817

Income before minority interest in earnings of consolidated subsidiary	11,314	9,531	41,074	35,730	28,440	25,544	23,331
Minority interest in earnings of consolidated subsidiary	7	6	28	28	25	26	25

Net income	$11,307	$9,525	$41,046	$35,702	$28,415	$25,518	$23,306

Balance Sheet Data:
Total assets	$4,947,047	$3,575,147	$3,820,112	$3,316,168	$2,843,467	$2,358,285	$2,025,503
Earning assets	4,379,181	3,205,753	3,514,744	3,034,980	2,612,806	2,140,562	1,811,312
Securities	1,141,424	818,848	810,227	700,333	567,688	386,059	353,923
Loans held for sale	27,356	61,162	16,415	51,030	36,554	5,226	8,615
Loans and leases, net of unearned income	3,136,938	2,277,520	2,659,440	2,191,394	1,964,169	1,710,810	1,403,489
Allowance for loan and lease losses	42,392	33,247	36,562	32,704	28,519	22,368	19,111
Deposits	3,461,144	2,487,548	2,753,749	2,330,395	2,066,759	1,807,095	1,529,251
Short-term borrowings	67,743	95,200	41,150	152,100	68,350	91,439	24,389
Long-term debt	384,984	274,057	332,427	240,065	209,631	83,926	124,005
Stockholders’ equity	426,416	240,444	279,418	234,492	207,886	171,604	146,280
Weighted Average Shares Outstanding—Diluted (2)	14,171	12,685	12,957	12,683	12,141	11,973	12,008

Per Common Share Data:
Net income—diluted	$0.80	$0.75	$3.17	$2.81	$2.34	$2.13	$1.94
Book value (period end)	27.76	19.44	21.76	18.95	16.84	14.56	12.40
Dividends declared	0.3125	0.285	1.14	1.00	0.92	0.84	0.72
Dividend payout ratio—diluted	39.06%	38.00%	35.96%	35.59%	39.32%	39.44%	37.11%

Performance Ratios:
Return on average assets	1.08%	1.16%	1.14%	1.18%	1.12%	1.17%	1.26%
Return on average equity	13.10	16.21	15.89	16.01	15.40	16.29	16.11
Net interest margin (3)	3.62	3.70	3.65	4.07	3.83	4.03	4.23
Net interest margin (taxable equivalent) (3)	3.66	3.73	3.68	4.11	3.88	4.08	4.30

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001 (1)	2000 (1)	1999 (1)
	(amounts in thousands, except ratios and per share data)

Asset Quality Ratios:
Allowance for loan and lease losses to period end loans (4)	1.35%	1.46%	1.37%	1.49%	1.45%	1.31%	1.36%
Allowance for loan and lease losses to period end nonperforming loans (5)	494.19	307.47	372.44	318.07	377.09	614.17	431.11
Net charge-offs to average loans and leases (4)	0.13	0.10	0.12	0.18	0.09	0.04	0.04
Nonperforming assets to period end loans and leases and foreclosed property (4)(5)	0.31	0.68	0.40	0.59	0.47	0.30	0.38

Capital and Liquidity Ratios:
Average equity to average assets	8.28%	7.13%	7.17%	7.36%	7.28%	7.16%	7.80%
Leverage (4.00% required minimum)	8.17	7.31	7.73	7.52	7.61	6.83	7.23
Risk-based capital
Tier 1 (4.00% required minimum)	9.52	9.35	10.47	10.00	9.92	8.86	9.46
Total (8.00% required minimum)	10.72	10.60	11.73	11.26	11.17	10.11	10.70
Average loans and leases to average deposits	95.67	94.88	94.38	96.44	97.74	94.04	89.00

(1)	On January 31, 2001, Peoples State Bank of Groveland (“PSB”) merged with a newly formed subsidiary of Alabama National, whereby PSB became a wholly owned subsidiary of Alabama National. Because the merger was accounted for as pooling-of-interests, the historical data for all periods have been restated to include the results of operations of PSB from the earliest period presented, except for dividends per common share.
(2)	The weighted average common shares include those of PSB at the applicable exchange ratios.
(3)	Net interest income divided by average earning assets.
(4)	Does not include loans held for sale.
(5)	Nonperforming loans and nonperforming assets include loans past due 90 days or more that are still accruing interest. It is our policy to place all loans on nonaccrual status when over 90 days past due.

MANAGEMENT

The following table presents information concerning our executive management team as of June 30, 2004.

Name	Age	Position	Year Joined Alabama National*
John H. Holcomb, III	53	Chairman and Chief Executive Officer	1980
Dan M. David	58	Vice Chairman	1997
Victor E. Nichol, Jr.	57	Vice Chairman	1994
Richard Murray, IV	41	President and Chief Operating Officer	1990
William E. Matthews, V	39	Executive Vice President and Chief Financial Officer	1991
John R. Bragg	43	Executive Vice President—Retail Banking and Operations	1992

*	With respect to Messrs. Holcomb, Nichol, Murray, Matthews and Bragg, the year provided reflects the year in which such individual joined National Bank of Commerce of Birmingham (“NBC”). Alabama National merged with the parent company of NBC in December 1995, at which point these individuals became executive officers of Alabama National.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. Pursuant to the underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.
Raymond James & Associates, Inc.

Total	850,000

The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made to us by the underwriters are true;

•	there is no material adverse change in the financial markets;

•	we deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus supplement, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.

Over-allotment Option

We have granted the underwriters an option, exercisable no later than 30 days from the date of the underwriting agreement, to purchase up to an aggregate of 127,500 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus supplement. To the extent that the underwriters exercise their option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase such additional shares in proportion to their respective initial purchase amounts. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement.

Commissions and Expenses

The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $             per share on sales to other brokers and dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total without over- allotment exercise	Total with over- allotment exercise
Public offering price	$	$	$
Underwriting discount payable by us	$	$	$
Proceeds to us before expenses	$	$	$

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $240,000, and are payable by us.

Lock-Up Agreements

We, and each of our directors and executive officers have agreed, for a period of 90 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in our common stock on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

Certain of the underwriters and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us.

The common stock is being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS

The validity of the common stock offered hereby is being passed upon for us by Maynard, Cooper & Gale, P.C., Birmingham, Alabama. Members of Maynard, Cooper & Gale, P.C. own an aggregate of approximately 36,341 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements incorporated herein and in the related registration statement by reference to the Annual Report on Form 10-K of Alabama National for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$75,000,000

Common Stock

Alabama National BanCorporation may offer shares of its common stock from time to time. We will specify in an accompanying prospectus supplement the terms of any offering. You should read this prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

Our common stock is traded on The Nasdaq Stock Market under the trading symbol “ALAB.” The common stock offered by this prospectus will have an aggregate public offering price of up to $75,000,000.

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The common stock offered by this prospectus may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. We will set forth the names of any underwriters or agents and any applicable commissions or discounts in the accompanying prospectus supplement. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our securities involves a high degree of risk. You should carefully consider the Risk Factors beginning on page 3 of this prospectus before you make an investment decision.

The date of this prospectus is June 10, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell common stock in one or more offerings up to a total dollar amount of $75,000,000. This prospectus provides you with a general description of the common stock we may offer. Each time we sell common stock, we will provide a prospectus supplement that will contain more specific information about the shares offered. A prospectus supplement may include a discussion of any risk factors or other special considerations applicable to us. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. This prospectus, together with applicable prospectus supplements and the documents incorporated by reference in this prospectus and any prospectus supplement, includes all material information relating to this offering. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information” and “Information Incorporated by Reference.”

When acquiring any common stock discussed in the prospectus, you should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospectus may have changed since those dates. This prospectus may not be used to consummate a sale of our securities unless it is accompanied by a prospectus supplement.

Any prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of the offering, the compensation of those underwriters and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933.

Unless the context otherwise requires, references in this prospectus to “Alabama National,” “we,” “us,” and “our” refer to Alabama National BanCorporation and its subsidiaries.

ALABAMA NATIONAL BANCORPORATION

Alabama National is a registered bank holding company subject to supervision and regulation by the Federal Reserve and is a corporation organized under the laws of the State of Delaware. Our main office is located at 1927 First Avenue North, Birmingham, Alabama 35203, and our telephone number is 205-583-3600.

As a bank holding company, Alabama National operates 78 banking offices through fourteen bank subsidiaries in Alabama, Florida and Georgia. The largest subsidiary for the holding company is Birmingham-based National Bank of Commerce (“NBC”). Other Alabama subsidiaries are: First American Bank in Decatur/Huntsville, Athens and Auburn/Opelika; First Citizens Bank in Talladega; Bank of Dadeville; Alabama Exchange Bank in Tuskegee; and First Gulf Bank in Baldwin County. Our Florida subsidiaries are: Indian River National Bank in Vero Beach; Cypress Bank in Palm Coast; Citizens & Peoples Bank, N.A. in Pensacola; Community Bank of Naples, N.A.; Millennium Bank in Gainesville; Peoples State Bank in Groveland; and

Public Bank in metropolitan Orlando. In June 2004, Peoples State Bank in Groveland will be merged into Public Bank. Alabama National has one subsidiary in Georgia, Georgia State Bank in metropolitan Atlanta. Alabama National provides full banking services to individuals and businesses. Brokerage services are provided to customers through NBC’s wholly-owned subsidiary, NBC Securities, Inc. Insurance services are provided through ANB Insurance Services, Inc., a wholly owned subsidiary of First American Bank.

At March 31, 2004, Alabama National had total assets of approximately $4.9 billion, total deposits of approximately $3.5 billion, total net loans of approximately $3.1 billion and total shareholders’ equity of approximately $426.4 million. Additional information about Alabama National is included in documents incorporated by reference in this prospectus. See “Where You Can Find More Information.”

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes incorporated by reference into this prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related To Our Business

Competition in the banking industry is intense.

Competition in the banking and financial services industry is intense. In their primary market areas, our subsidiary banks compete with other commercial banks, savings and loan associations, credit unions, finance companies, insurance companies and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than our subsidiary banks and may offer certain services that our subsidiary banks do not or cannot provide. Our profitability depends upon the subsidiary banks’ continued ability to compete effectively in their market areas.

We operate in a heavily regulated environment.

The banking industry is heavily regulated. We are subject, in certain respects, to regulation by the Federal Reserve, the Federal Depository Insurance Corporation, the Office of the Comptroller of the Currency, the Alabama State Banking Department, the Florida Department of Financial Services and the Georgia State Banking Department. Our success depends not only on competitive factors but also on state and federal regulations affecting banks and bank holding companies. The regulations are primarily intended to protect depositors, not stockholders. The ultimate effect of recent and proposed changes to the regulation of the financial institution industry cannot be predicted. Regulations now affecting us may be modified at any time, and there is no assurance that such modifications, if any, will not adversely affect our business.

Changes in the policies of monetary authorities could adversely affect our profitability.

Our results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in United States government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist acts and the current military operations in the Middle East, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Alabama National. Furthermore, the actions of the United States government and other governments in responding to such terrorist attacks and the military operations in the Middle East may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Our success depends upon local economic conditions.

Our success depends to a certain extent on the general economic conditions of the geographic markets served by our subsidiary banks in the states of Alabama, Georgia and Florida. The local economic conditions in these areas have a significant impact on the subsidiary banks’ commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Adverse changes in the economic conditions of the Southeastern United States in general or any one or more of these local markets could negatively impact the financial results of our banking operations and have a negative effect on our profitability.

We cannot guarantee that we will pay dividends to stockholders in the future.

Our principal business operations are conducted through our subsidiary banks. Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid by the subsidiary banks. The ability of the subsidiary banks to pay dividends, as well as our ability to pay dividends to our stockholders, will continue to be subject to and limited by the results of operations of the subsidiary banks and by certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive than regulatory requirements with respect to our payment of dividends to stockholders. There can be no assurance of whether or when we may pay dividends to our stockholders after this offering.

Changes in the allowances for loan and lease losses of our subsidiary banks could affect our profitability.

Management of each of our subsidiary banks maintains an allowance for loan and lease losses based upon, among other things, (1) historical experience, (2) an evaluation of local and national economic conditions, (3) regular reviews of delinquencies and loan portfolio quality, (4) current trends regarding the volume and severity of past due and problem loans, (5) the existence and effect of concentrations of credit and (6) results of regulatory examinations. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the respective loan portfolios. Although we believe that the allowance for loan and lease losses at each of the subsidiary banks is adequate, there can be no assurance that such allowances will prove sufficient to cover future losses. Future adjustments may be necessary if economic conditions differ or adverse developments arise with respect to nonperforming or performing loans. Material additions to the allowance for loan and lease losses would result in a material decrease in our net income, and possibly our capital, and could result in the inability to pay dividends, among other adverse consequences.

Changes in interest rates could have an adverse effect on our income.

Our profitability depends to a significant extent upon our net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Changes in interest rates could also adversely affect the income of certain of our non-interest income businesses. For example, if mortgage interest rates increase, the demand for residential mortgage loans will likely decrease, and this would have an adverse effect on our gain on the sale of mortgages.

Future acquisitions may disrupt our business, dilute stockholder value and adversely affect our operating results.

We may grow by acquiring banks or branches of other banks that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks or branches involves risks commonly associated with acquisitions, including:

•	potential exposure to unknown or contingent liabilities of acquired banks;

•	exposure to potential asset quality issues of acquired banks;

•	difficulty and expense of integrating the operations and personnel of acquired banks;

•	potential disruption to our business;

•	possible loss of key employees and customers of acquired banks;

•	potential short-term decrease in profitability; and

•	potential diversion of our management’s time and attention.

We continually encounter technological change, and we may have fewer resources than our competition to continue to invest in technological improvements.

The banking and financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that enhance customer convenience, as well as create additional efficiencies in our operations. Many of our competitors have greater resources to invest in technological improvements, and we may not be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Risks Related to the Securities Markets

Substantial sales of our common stock could cause our stock price to fall.

If stockholders sell substantial amounts of our common stock in the public market following this offering or the announcement of this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Certain provisions in our certificate of incorporation and bylaws may deter potential acquirors and may depress our stock price.

Our certificate of incorporation and bylaws contain provisions that might have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. See “Certain Anti-Takeover Effects.”

Our stock is not an insured deposit.

Your investment in shares of our common stock is not a deposit insured against loss by the FDIC or any other government entity.

We may issue additional securities, which could dilute your ownership percentage.

We may issue additional securities to raise additional capital or finance acquisitions or upon the exercise or conversion of outstanding options, and if we do, the ownership percentage of holders of our common stock could be diluted.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors disclosed in this prospectus or any prospectus supplement when evaluating an investment in our common stock. This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “estimates,” “believes,” “predicts,” “projects,” “goals,” “objectives,” “future,” “potential,” or “continue” or the negative thereof or other comparable terminology. There can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and our actual results could differ materially from those projected in or implied by the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth above and those described elsewhere in this prospectus or in any prospectus supplement. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ. You should refer to our periodic and current reports filed with the Securities and Exchange Commission for specific information which could cause our actual results to be significantly different from those expressed or implied by these forward-looking statements.

SUPERVISION AND REGULATION

Alabama National is subject to state and federal banking laws and regulations which impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not stockholders. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of Alabama National.

Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and following in 1991 with the Federal Deposit Insurance Corporation Act (“FDICIA”), numerous additional regulatory requirements have been placed on the banking industry, and additional changes have been proposed. The operations of Alabama National may be affected by legislative changes and the policies of various regulatory authorities. Alabama National is unable to predict the nature or the extent of the effect on its business and earnings that fiscal or monetary policies, economic control, or new federal or state legislation may have in the future.

As a bank holding company, Alabama National is subject to the regulation and supervision of the Federal Reserve. Alabama National’s subsidiary banks (collectively, the “Banks”) are subject to supervision and regulation by applicable state and federal banking agencies, including the Federal Reserve, the Office of the Comptroller of the Currency (the “OCC”), the Federal Deposit Insurance Corporation (the “FDIC”). These Banks are also subject to various requirements and restrictions under federal and state law, including requirements to maintain allowances against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Banks. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, bank holding companies from any state may acquire banks located in any other state, subject to certain conditions, including concentration limits. A bank may establish branches across state lines by merging with a bank in another state (unless applicable state law prohibits such interstate mergers), provided certain conditions are met. A bank may also establish a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits such interstate de novo branching and certain other conditions are met.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the “cross-guarantee” provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default.

The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized” as such terms are defined under regulations issued by each of the federal banking agencies. In general, the agencies measure capital adequacy within a framework that makes capital requirements sensitive to the risk profiles of individual banking companies. The guidelines define capital as either Tier 1 (primarily common shareholders’ equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). Alabama National and its subsidiary banks are subject to a minimum Tier 1 capital ratio (Tier 1 capital to risk-weighted assets) of 4%, a total capital ratio (Tier 1 plus Tier 2 to risk-weighted assets) of 8% and a Tier 1 leverage ratio (Tier 1 to average quarterly assets) of 3%. To be considered a “well capitalized” institution, the Tier 1 capital ratio, the total capital ratio, and the Tier 1 leverage ratio must equal or exceed 6%, 10% and 5%, respectively.

The Federal Reserve has adopted rules to incorporate market and interest rate risk components into its risk-based capital standards. Under these market risk requirements, capital is allocated to support the amount of market risk related to a financial institution’s ongoing trading activities.

The Banks are subject to the provisions of Section 23A of the Federal Reserve Act, which place limits on the amount of loans or extensions of credit to, investments in or certain other transactions with affiliates, and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. In general, the Banks’ “affiliates” will be Alabama National and Alabama National’s non-bank subsidiaries.

The Banks are also subject to the provisions of Section 23B of the Federal Reserve Act that, among other things, prohibit a bank from engaging in certain transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with non-affiliated companies.

The Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

The Community Reinvestment Act (“CRA”) requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC or the OCC shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Each of the Banks received at least a satisfactory rating in its most recent evaluation.

There are various legal and regulatory limits on the extent to which banks may pay dividends or otherwise supply funds to their holding companies. In addition, federal and state regulatory agencies also have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice.

FDIC regulations require that management report on its responsibility for preparing its institution’s financial statements and for establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness.

The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The FDIC recently has proposed changes to its assessment system that are designed to require premium payments by a greater number of banks and other FDIC-insured depository institutions and that also would provide rebates to some institutions. If any of these changes were to take effect, the assessment obligations of the Banks could change.

The Gramm-Leach-Bliley Act, which became effective in 2000, permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company by filing a declaration if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the CRA. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve. At this time, Alabama National has not registered to become a financial holding company.

The Gramm-Leach-Bliley Act broadly defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking; and activities that the Federal Reserve has determined to be closely related to banking. The Act also permits the Federal Reserve, in consultation with the Department of Treasury, to determine that other activities are “financial in nature” and therefore permissible for financial holding companies. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature (other than insurance underwriting, insurance company portfolio investment, merchant banking, real estate development and real estate investment) through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank at issue has a CRA rating of satisfactory or better. Bank holding companies that have not become financial holding companies are prohibited from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

The Act preserves the role of the Federal Reserve as the umbrella supervisor for holding companies while at the same time incorporating a system of functional regulation designed to take advantage of the strengths of the various federal and state regulators. In particular, the Act replaces the broad exemption from Securities and Exchange Commission regulation that banks previously enjoyed with more limited exemptions, and it reaffirms that states are the regulators for the insurance activities of all persons, including federally-chartered banks.

The Gramm-Leach-Bliley Act also establishes a minimum federal standard of financial privacy. In general, the applicable regulations issued by the various federal regulatory agencies prohibit affected financial institutions (including banks, insurance agencies and broker/dealers) from sharing information about their customers with non-affiliated third parties unless (1) the financial institution has first provided a privacy notice to the customer; (2) the financial institution has given the customer an opportunity to opt out of the disclosure; and (3) the customer has not opted out after being given a reasonable opportunity to do so.

On October 26, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA Patriot Act) was signed into law. The USA Patriot Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA Patriot Act require that regulated financial institutions, including state member banks: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. The USA Patriot Act also expanded the conditions under which funds in a U.S. interbank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations. Failure of a financial institution to comply with the USA Patriot Act’s requirements could have serious legal and reputational consequences for the institution.

USE OF PROCEEDS

Unless otherwise indicated in any prospectus supplement, we expect to use the net proceeds from the sale of any common stock offered hereby for general corporate purposes, which may include, among other things, our working capital needs and investments in, or extensions of credit to, our subsidiary banks. We may also use a portion of the net proceeds to finance possible acquisitions, reduce or refinance debt, or redeem outstanding securities.

Until we designate the use of the net proceeds, we will invest them temporarily. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of other securities.

DESCRIPTION OF CAPITAL STOCK

This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Restated Certificate of Incorporation, as amended, our Amended and Restated Bylaws, and all applicable provisions of Delaware law.

General

Our authorized capital stock consists of 27,500,000 shares of common stock, par value $1.00 per share, and 100,000 shares of preferred stock, par value $1.00 per share. As of May 12, 2004, there were 15,407,571 shares of common stock outstanding and no shares of preferred stock outstanding. The following is a summary description of Alabama National’s capital stock.

Common Stock

Holders of shares of common stock are entitled to receive such dividends as may from time to time be declared by the Board out of funds legally available therefor. Each holder of common stock is entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and there are no cumulative voting rights. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of Alabama National, holders of common stock are entitled to share equally and ratably in the assets of Alabama National, if any, remaining after the payment of all debts and liabilities of Alabama National and the liquidation preference of any outstanding shares of preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by Alabama National hereby when issued, will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any class or series of preferred stock that Alabama National may issue in the future.

Preferred Stock

Our Restated Certificate of Incorporation provides that the Board of Directors is authorized without further action by the holders of the common stock to provide for the issuance of shares of preferred stock. Such preferred stock may be issued in one or more classes or series. The Board of Directors has the authority to fix the designations, powers, preferences and relative participating options and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such class or series. Any share of preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution, or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Issuances of preferred stock, while providing Alabama National with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock, including restricting dividends on the common stock, and in certain circumstances such issuances could have the effect of decreasing the market price of our common stock. The Board of Directors, without shareholder approval, may issue preferred stock with voting or conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock could also make the removal of management more difficult and could prevent a change in control of Alabama National. No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.

Certain Anti-Takeover Effects

The provisions of our Restated Certificate of Incorporation, our Amended and Restated Bylaws and the Delaware General Corporation Law (“DCGL”) summarized in the following paragraphs may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders and may make removal of management more difficult.

Authorized but Unissued Stock

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage any attempt to obtain control of Alabama National by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of Alabama National’s management.

Limitations on Shareholder Action by Written Consent and Limitations on Calling Shareholder Meetings

Our Restated Certificate of Incorporation and Amended and Restated Bylaws prohibit shareholder action by written consent in lieu of a meeting and provide that shareholder action can be taken only at an annual or special meeting of shareholders. Our Bylaws provide that subject to the rights of holders of any series of preferred stock to elect additional directors under specified circumstances, special meetings of shareholders can be called only by the Board of Directors or the Chairman of the Board. Shareholders will not be permitted to call a special meeting of shareholders. Such provision may have the effect of delaying consideration of a shareholder proposal until the next special meeting unless a special meeting is called by the Board of Directors or the Chairman of the Board.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, and subject to certain exclusions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder.

Subject to certain exceptions, a “business combination” includes:

(i)	any merger or consolidation of the corporation or a majority-owned subsidiary of the corporation;

(ii)	the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a majority-owned subsidiary of the corporation having an aggregate market value equal to 10% of more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

(iii)	any transaction that results in the issuance or transfer by the corporation or a majority-owned subsidiary of the corporation of any stock of the corporation or the subsidiary to the Interested shareholder except pursuant to a transaction that effects a pro rata distribution to all shareholders of the corporation;

(iv)	any transaction involving the corporation or a majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series or securities convertible into the stock of any class or series of the corporation or the subsidiary that is owned by the Interested Shareholder; and

(v)	any receipt by the Interested Shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a majority-owned subsidiary of the corporation.

An “interested stockholder” is a person who, together with affiliates and associates:

(i)	beneficially owns 15% or more of the outstanding voting stock of the corporation; or

(ii)	is an affiliate or associate of the corporation and who was the beneficial owner of 15% or more of the outstanding voting stock of the corporation at any time within three years before the date on which such person’s status as an interested stockholder is determined.

Section 203 does not apply to a business combination if:

(i)	before a person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

(ii)	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares); or

(iii)	following a transaction in which the person became an interested stockholder the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of shareholders (and not by written consent) by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is SunTrust Bank. Its address is SunTrust Bank, Stock Transfer Department, P.O. Box 4625, Atlanta, Georgia 30302, Attention: Sue Hampton. Its telephone number is (404) 581-1579.

PLAN OF DISTRIBUTION

We may sell our common stock to or through underwriters or dealers, or we may sell the common stock to one or more investors, directly or through agents. A prospectus supplement or supplements will describe the terms of the offering of common stock, including:

•	the name or names of any underwriters or agents with whom we have entered arrangements with respect to the sale of such common stock;

•	the purchase price of the common stock and the proceeds we will receive from the sale;

•	any over-allotment options under which the underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the common stock may be listed.

Only underwriters named in the prospectus supplement are underwriters of the common stock offered by the prospectus supplement.

Underwriters may offer and sell the shares of common stock at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these shares upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these shares, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the shares for whom they may act as agent. Underwriters may sell the shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

Shares of common stock may also be sold in one or more of the following transactions:

(a)	block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

(b)	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement;

(c)	a special offering, an exchange distribution or a secondary distribution in accordance with applicable stock exchange or NASD rules;

(d)	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

(e)	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and

(f)	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

If underwriters are used in the sale, they will acquire the common stock for their own account and may resell them from time to time in one or more transactions at a fixed public offering price. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the common stock offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

We may sell common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of common stock and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment. However, no prospectus supplement may fundamentally change terms set in the base prospectus or offer a security that is not registered and described in the base prospectus at the time of effectiveness.

We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933. Unless set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any shares of common stock will be subject to certain conditions precedent.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business. Underwriters may have from time to time in the past provided, and may from time to time in the future provide, investment banking services to us for which they have in the past received, and may in the future receive, customary fees.

In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price. The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing shares in the open market following completion of this offering or by exercising any over-allotment option granted to them by us. In addition, an underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the shares that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

Any underwriters who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in the securities on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon by Maynard, Cooper & Gale, P.C., Birmingham, Alabama. As of the date of this prospectus, certain attorneys in the law firm of Maynard, Cooper & Gale, P.C. owned an aggregate of approximately 36,341 shares of our common stock.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Alabama National for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock we are offering under this prospectus and the related prospectus supplement. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering under this prospectus and the related prospectus supplement, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference room. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s web site at www.sec.gov. The address of the SEC’s web site is provided for the information of prospective investors and not as an active link. In addition, you can read and copy our Securities and Exchange Commission filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Securities and Exchange Commission prior to the date of this prospectus, while information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than reports or portions furnished under Items 9 or 12 of Form 8-K) until we complete our offering of securities:

1.	Our annual report on Form 10-K for the year ended December 31, 2003;

2.	Our quarterly report on Form 10-Q for the quarter ended March 31, 2004;

3.	Our definitive Proxy Statement on Schedule 14A filed on March 31, 2004;

4.	Our current report on Form 8-K filed March 5, 2004; and

5.	The description of our common stock set forth in our registration statement on Form 8-A, filed with the Securities and Exchange Commission on November 21, 1994, including any amendments or reports filed for the purposes of updating this description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Alabama National BanCorporation, Attention: Investor Relations, 1927 First Avenue North, Birmingham, Alabama 35203, telephone: (205) 583-3600.

You should rely only on the information contained in or incorporated by reference in this prospectus and any supplements to this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided in this prospectus or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

850,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Keefe, Bruyette & Woods

Raymond James

                     , 2004